50
1-11-05

05035532

AM 1-11-2005

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SEC MAIL PROCESSING SECTION
RECEIVED
JAN 10 2005
WASH, D.C. 202

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47990

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/03 (MM/DD/YY) AND ENDING 9/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LH ROSS & COMPANY, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2255 GLADES ROAD
(No. and Street)

BOCA RATON, (City) FL (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANKLIN R. MICHELIN,CEE 561-994-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FREEMAN, BUCZYNER & GERO
(Name – *if individual, state last, first, middle name*)

1 SE THIRD AVENUE, SUITE 2150, MIAMI FL 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 18 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANKLIN R. MICHELIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LH ROSS & COMPANY, INC., as of SEPTEMBER 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Adam Simon
My Commission DD198628
Expires March 31, 2007

Notary Public

Signature

CHIEF OPERATING OFFICER

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LH ROSS & COMPANY, INC.
FINANCIAL STATEMENTS
YEAR ENDED SEPTEMBER 30, 2004
AND
INDEPENDENT AUDITOR'S REPORT

LH ROSS & COMPANY, INC.
FINANCIAL STATEMENTS
YEAR ENDED SEPTEMBER 30, 2004

Table of Contents

	Page
Independent Auditor's Report	1-2
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholders' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 11
Schedules	12 - 13
Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5	14 - 15

FBG Freeman, Buczyner & Gero
Certified Public Accountants and Consultants
A Partnership of Professional Associations

MEMBER
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accounts

MGI Business Solutions Worldwide

SunTrust International Center
One Southeast Third Avenue
Suite 2150
Miami, FL 33131
Dade: (305) 375-0766
Broward: (954) 359-8345
Fax: (305) 375-0757
www.fbgcpamiami.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
LH Ross & Company, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of LH Ross & Company, Inc. (the "Company") as of September 30, 2004 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LH Ross & Company, Inc. at September 30, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has certain cases pending with the National Association of Securities Dealers, Inc. (NASD). In the event the Company's membership is terminated, the Company will not be able to operate as a broker-dealer in the United States, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding this matter are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Freeman Buczyner + Hero

December 23, 2004

LH ROSS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004

Assets		
Receivable from clearing organization	$	687,794
Securities owned, at market value		1,100,725
Due from Parent company		4,852,526
Receivables, other		4,791,485
Allowance for doubtful accounts		(9,644,011)
Fixed assets, net		57,967
Intangible asset		160,000
Other assets		79,787
Total assets	$	2,086,273
Liabilities and Stockholders' Equity		
Liabilities		
Cash overdraft	$	62,354
Accounts payable and accrued liabilities		1,309,850
Securities sold, not yet purchased, at market value		68,079
Total liabilities		1,440,283
Stockholders' equity		
Preferred stock - par value $1.00; 250,000 shares authorized;228,453 issued and outstanding		228,453
Convertible preferred stock (10%) - par value $1.00; 500,000 shares authorized; 168,802 issued and outstanding		1,569,893
Convertible preferred stock (8%) - par value $1.00; 500,000 shares authorized; 137,875 issued and outstanding		1,485,700
Convertible preferred stock (6%) - par value $1.00; 500,000 shares authorized; 660,967 issued and outstanding		9,193,236
Convertible preferred stock (4%) - par value $1.00; 1,000,000 shares authorized; 91,656 issued and outstanding		2,566,368
Common stock - no par value; 400 shares authorized, issued and outstanding		131,200
Accumulated deficit		(14,528,860)
Total stockholders' equity		645,990
Total liabilities and stockholders' equity	$	2,086,273

The accompanying notes are an integral part of this statement.

LH ROSS & COMPANY, INC.
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2004

Revenues		
Net investment gain	$	7,396,678
Commissions		3,368,418
Interest and dividends		232,881
Other income		1,129,929
		12,127,906
Expenses		
Compensation and benefits		1,938,418
Regulatory fees and expenses		541,288
Communications and data processing		151,342
Exchange and clearance fees		756,889
Interest		40,762
Occupancy		14,723
Other expenses		17,265,224
		20,708,646
Net loss	$	(8,580,740)

The accompanying notes are an integral part of this statement.

LH ROSS & COMPANY INC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2004

	Beginning Balance	Issuance Of Stock	Net Loss	Ending Balance
Preferred stock	$ 228,453	$ -	$ -	$ 228,453
Convertible preferred stock (10%)	1,569,893	-	-	1,569,893
Convertible preferred stock (8%)	1,485,700	-	-	1,485,700
Convertible preferred stock (6%)	4,009,722	5,183,514	-	9,193,236
Convertible preferred stock (4%)	-	2,566,368	-	2,566,368
Common stock	131,200	-	-	131,200
Accumulated deficit	(5,948,120)	-	(8,580,740)	(14,528,860)
Total	$ 1,476,848	$ 7,749,882	$ (8,580,740)	$ 645,990

The accompanying notes are an integral part of this statement.

LH ROSS & COMPANY INC
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2004

Cash flows from operating activities		
Net loss	$	(8,580,740)
Adjustments to reconcile net loss to net cash used in operating activities		
Bad debt expense		5,213,390
Depreciation		14,723
(Increase) decrease in assets		
Receivable from clearing organization		342,812
Securities owned, at market value		(26,877)
Receivable, other		(4,646,485)
Other assets		(5,449)
Increase (decrease) in liabilities		
Accounts payable and accrued liabilities		582,325
Securities sold, not yet purchased		(35,579)
Total adjustments		1,438,860
Net cash used in operating activities		(7,141,880)
Cash flow from investing activities		
Advance to Parent company, net		(566,905)
Purchase of intangible asset		(160,000)
Purchase of property		(72,690)
Net cash used in investing activities		(799,595)
Cash flows from financing activities		
Proceeds from issuance of preferred stock		7,749,882
Net cash provided by financing activities		7,749,882
Net increase in cash and cash equivalents		(191,593)
Cash at beginning of year		129,239
Cash at end of year	$	(62,354)
Supplemental Information		
Interest paid	$	40,762

The accompanying notes are an integral part of this statement.

LH ROSS & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED SEPTEMBER 30, 2004

1. ORGANIZATION AND NATURE OF BUSINESS

Organization and Operations - LH Ross & Company, Inc. (the "Company"), incorporated in New York on November 4, 1994, is a wholly owned subsidiary of LH Ross Holding Corp. ("Parent"). The Company is registered with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers (NASD). The Company currently operates three branches in Florida and two in New York. Its primary source of revenue is derived from trading profits.

The Company utilizes a clearing organization for the processing of customer orders. The clearing agreement calls for an automatic annual renewal.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Allowance for Doubtful Accounts - The Company has established an allowance for doubtful accounts. Management determines the adequacy of the allowance for loans receivables based on its review of its outstanding receivables at year end. An estimated allowance has been recognized for loans deemed uncollectible.

Marketable Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market or fair value is included in income.

Intangible asset - Intangible asset consists of a customer list purchased in 2004. The asset has an indefinite useful life, and the Company will review the carrying value on an annual basis. Management believes that there has been no impairment of the intangible asset through September 30, 2004.

Depreciation - Depreciation of furniture and fixtures, computer software and equipment is calculated using accelerated methods over estimated useful lives ranging from 3 to 7 years. Depreciation expense for 2004 was $14,723.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company files a consolidated income tax return with its Parent. The Company and its Parent have provided for their income tax expense or benefit on a separate entity basis. Therefore, any income tax related balances are included as loans due from the Parent company. The Company has no significant temporary or permanent taxable and deductible differences.

Cash and Cash Equivalents - The Company considers all short term debt securities purchased with a maturity date of three months or less to be cash equivalents.

Financial Instruments – Concentration of Credit Risk and Fair Value - Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of marketable securities that are maintained at brokerage houses. As of September 30, 2004, such investments did not exceed the insured limits. Said financial instruments are reported at market or fair values, or at carrying amounts that approximate fair values.

3. FIXED ASSETS, NET

Fixed assets are recorded at cost and consist of the following at year end:

Furniture and fixtures	$ 44,347
Computer software	20,383
Equipment	7,960
	72,690
Accumulated depreciation	(14,723)
Net total	$ 57,967

LH ROSS & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED SEPTEMBER 30, 2004

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following at year end:

Accounts payable	$ 75,303
Accrued commissions	275,555
Due to clients	277,500
Margin	480,920
Fines payable	101,959
Accrued payroll	98,613
Total	$1,309,850

The Company incurs interest on its margin balance based on variable rates charged by the financial institution. At year end, the margin rate was 9.5% per annum and the total interest expense was $ 40,762.

3. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Marketable securities owned and securities sold, not yet purchased, consist of corporate stocks at market values.

4. RELATED PARTY TRANSACTIONS

In May 1996, the Company entered into a management agreement with its Parent to provide office facilities, services, and personnel necessary to operate a full service securities brokerage firm. After the initial term of three years the agreement provides for automatic one-year renewal options payable at the rate of $1,000 per month. Other expenses include a management fee of $12,000.

The receivable from the Parent company in the amount of $4,852,526 has no terms of repayment and does not accrue interest. A reserve for the same amount is included in the allowance for doubtful accounts, and bad debt includes a current year expense of $566,905.

Communications expense includes $15,800 paid to a company related to the President of the Company.

5. COMMITMENTS AND CONTINGENCIES

(a) Convertible preferred stock

During the year, the Company issued 374,537 shares of its $1 par value, 6% convertible preferred stock for $14 per share and 91,656 shares of its $1 par value, 4% convertible preferred stock for $28 per share. The preferred shares are convertible into shares of the common stock of the Company with the closing of a public offering of the Company's securities on the basis of two shares of common stock for each share of preferred stock.

Effective December 31, 2003, the company declared a two for one stock split of its common stock. The holders of the preferred stock will be entitled to four shares of the common stock for each share of preferred stock held.

(b) Litigation

During the year, the Company settled various arbitration matters. At year end, accounts payable and accrued liabilities include claims payable to clients that remain outstanding in the amount of $277,500.

(c) Going Concern

The Company has several cases pending with the NASD Department of Enforcement and could possibly lose its membership license. In the event of an adverse ruling in one or all of the cases, the Company's ability to exist would be in jeopardy because NASD membership is required to operate as a broker dealer in the United States. Management considers their defenses to be strong and intends to vigorously defend itself in each case. In the event that the Company is not successful and is expelled after it has exhausted all legal means, management intends to operate the Company as a private banking company with use of its existing client base and industry knowledge.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceeds 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2004, the Company had net capital of $146,040 that was $ 46,040 in excess of its required net capital of $100,000. The Company's net capital ratio was .32 to 1.

7. INCOME TAXES

As of September 30, 2004, the Company has a net loss carry forward approximating $11,000,000 that will begin to expire over the next twenty years. As a result, there are no income taxes due. The deferred tax asset of approximately $3,700,000 (federal and state) has been reduced by a 100% valuation allowance.

8. OTHER EXPENSES

Other expenses includes bad debt expense of $5,213,390. The Company recorded a 100% allowance for funds advanced to brokers, who are no longer employed by the Company, in the amount of $4,791,485. (See Note 4.)

SCHEDULE I

LH ROSS & COMPANY, INC.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of September 30, 2004

Net Capital		
Total Stockholders' Equity		$ 645,990
Deductions		
Non-allowable assets		
Other assets	79,787	
Fixed assets, net	57,967	
Intangible asset	160,000	
Inventory at 15% haircut	108,963	
Inventory at 30% haircut	11,959	
Undue concentration	81,274	
Due from Parent company	4,852,526	
Receivable, other	4,791,485	
Allowance for doubtful accounts	(9,644,011)	499,950
Net Capital		146,040
Minimum net capital pursuant to rule 15c3-1 prepared as of date of net capital computation		100,000
Excess Net Capital		$ 46,040
Aggregate indebtedness – payables, accrued expenses and cash overdraft		$ 1,372,204
Ratio of aggregate indebtedness to net capital		9 to 1

Reconciliation with Company's computation

Net capital:	$ 146,040
Correction to clearing firm receivable	(50,000)
Correction in accounts payable and accrued expenses	475,925
Correction in haircut	(49,515)
Correction in undue concentrations	(31,514)
Net capital as reported by the Company:	$ 490,936

SCHEDULE II

LH ROSS & COMPANY, INC.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of September 30, 2004

Not Applicable

SCHEDULE III

LH ROSS & COMPANY, INC.

Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

As of September 30, 2004

Not Applicable

SCHEDULE IV
LH ROSS & COMPANY, INC.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

As of September 30, 2004

Not Applicable

Freeman, Buczyner & Gero
Certified Public Accountants and Consultants
A Partnership of Professional Associations

MEMBER
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accounts

MGI Business Solutions Worldwide

SunTrust International Center
One Southeast Third Avenue
Suite 2150
Miami, FL 33131
Dade: (305) 375-0766
Broward: (954) 359-8345
Fax: (305) 375-0757
www.fbgcpamiami.com

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
LH Ross & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of LH Ross & Company, Inc. (the "Company") for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Freeman Buczyner + Hero

December 23, 2004